FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

February 14, 2011

Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549-4631

Re:	Your Letter Dated January 14, 2011 Regarding

Jacobs Engineering Group Inc. (File No. 1-7463)

Form 10-K for the Fiscal Year Ended October 1, 2010

(the “2010 Form 10-K”)

Dear Mr. Decker:

Thank you for your letter of January 14. I assure you that Jacobs Engineering Group Inc. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. We appreciate Staff’s comments as well as the opportunity this process provides to improve the content of our public filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the 2010 Form 10-K, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Pursuant to 17 C.F.R. §200.83, the Company hereby requests confidential treatment be accorded to its response to Comments 9 and 10 which appear in Appendices B and C, respectively, to this letter and which is designated by the symbol “[***]”. In the event that the Staff of the Commission receives a request for access to this letter or the portions of this letter for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned at Jacobs Engineering Group Inc., 1111 South Arroyo Parkway, Pasadena, California 91105 (telephone: 626-578-6803 / FAX: 626-578-6827) with a copy to William C. Markley, III, Senior Vice President and General Counsel, at the same address (telephone: 626-578-6855 / FAX: 626-578-6837).

We provide the following responses to Staff’s comments. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter. Staff’s comments are presented first in italicized text with our responses immediately following.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

RESPONSE:

To the extent a comment requests additional disclosures or other revisions, such additional disclosures or revisions are set forth in the related response. Where indicated, the requested disclosures or revisions will be included in our future filings.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations –

Critical Accounting Policies -

Testing Goodwill for Possible Impairment

2. You disclose on page 37 that changes to the input used in your valuation model (including declines in your average earnings multiple) could result in an indication of possible impairment of goodwill in the future. You also indicate that the multiples used decreased from 31 in fiscal 2008 to 14 in fiscal 2010. If you have determined that the estimated fair value of your reporting units substantially exceed the carrying value for each reporting unit, please disclose this determination. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder’s equity, please provide the following disclosures for each of these reporting units in future filings:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most recent step-one test;

•	The amount of goodwill;

•	A discussion of the uncertainty associated with the key assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

RESPONSE:

We interpret 501.14 of the SEC’s Codification of Financial Reporting Policies as requiring the above disclosures in the situation where one or more reporting units is at-risk of failing the first step in the goodwill impairment test. For fiscal 2010, we determined that the estimated fair value of our reporting units substantially exceeded the carrying value for each reporting unit, and therefore our reporting units were not at-risk. We will disclose our determinations in future filings.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

3. Your income statement reconciliation from Consolidated Results of Operations Before the Effects of the Houston Sublease and the SIVOM Judgment to U.S. GAAP for fiscal 2010 appears to a constitute full non-GAAP income statement. A similar presentation was made in your Form 8-K filed on November 16, 2010. Please show us how you will revise your future MD&A and Form 8-K disclosures to provide relevant information to investors without providing full non-GAAP income statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

RESPONSE:

Compliance & Disclosure Interpretation (“C&DI”) 102.10 does not strictly prohibit presenting a full, non-GAAP income statement. CD&I 102.10 states that because a full, non-GAAP income statement may attach undue prominence to the non-GAAP information, a full, non-GAAP income statement should generally not be presented (emphasis added).

The effects of the “Houston Sublease” (as described on page 37 of our 2010 Form 10-K) were material to our results of operations for the first quarter of fiscal 2010, and the effects of the “SIVOM Judgment” (also described on page 37 of our 2010 Form 10-K) were material to both the third quarter of fiscal 2010 and the fiscal year ended October 1, 2010. In addition, the SIVOM Judgment was unusual in nature — it had been ten years since the Company suffered a similar loss of such a relative size as the SIVOM Judgment.

Accordingly, we wanted to describe to our shareholders the effects of the Houston Sublease and the SIVOM Judgment in the most transparent manner possible. Because the Houston Sublease and the SIVOM Judgment affected six of the eight distinct line items in our fiscal 2010 income statement, we concluded that providing a full, non-GAAP income statement was the best approach.

The full, non-GAAP income statement does not assign undue prominence to any financial measure; rather, it shows clearly and concisely the impact of the Houston Sublease and the SIVOM Judgment on each of the line items within our consolidated income statement affected by those two events.

With respect to our future filings, we will no longer provide a full income statement for fiscal 2010 (or any interim period) that does not include the affects of the Houston Sublease and the SIVOM Judgment. For fiscal 2011 and future fiscal periods, we will discuss the effects of the Houston Sublease and the SIVOM Judgment either within the text of MD&A, or using a tabular presentation that does not constitute a full income statement.

4. As a related matter, please revise your MD&A in future filings to discuss and analyze results of operations for fiscal 2010 on a U.S. GAAP basis only or on a U.S. GAAP basis first with a supplemental discussion for relevant material non-GAAP measures. A discussion and analysis of the results of operations solely on a non-GAAP basis could place undue prominence on the non-GAAP measures over GAAP measures. Similarly revise your presentations elsewhere throughout the filing, such as in the table on pages 7 and 10 of the Business section, as well.

RESPONSE:

We agree (please see our response to Comment No. 3, above).

Consolidated Financial Statements -

Consolidated Statements of Cash Flows – page F-6

5. Please revise the investing activities section to present amounts within the net change in miscellaneous, non-current assets and changes in investments, net line items on a gross basis. Refer to paragraphs 11-13 ASC 230-10-45. Please also revise the financing activities section of your cash flow statement for the year ended October 2, 2009 to separately present any larger components of the other, net line item.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

RESPONSE:

We agree with your comment and have included, in Appendix A hereto, the investing section from the fiscal 2010 statement of cash flows and the financing section of the fiscal 2009 statement of cash flows revised to reflect our proposed changes. We will use a similar presentation in our future filings.

Note 2 – Significant Accounting Policies, page F-8 -

6. Please disclose your accounting policy for pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to all unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not, discuss when they are expensed and explain your basis for that alternative treatment.

RESPONSE:

The amount of such costs is not material and is expensed as incurred. Accordingly, we do not believe disclosure of a policy regarding such costs is necessary.

7. Please disclose the types of expenses that you include in the direct cost of contracts line item and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose the line items where you recognize depreciation and amortization and tell us if your direct cost of contracts line item includes an allocation of depreciation and amortization. If your direct cost of contracts line items does not include an allocation of depreciation and amortization, please consider revising your description of this line item in your financial statements, MD&A and elsewhere throughout your filing to clearly indicate that fact. Please refer to SAB 11:B.

RESPONSE:

For your information, direct costs of contracts include all costs and expenses that (i) relate directly to the performance of a client contract, and (ii) would not have been incurred had it not been for a client contract. Direct costs of contracts, therefore, include:

•	The wages and salaries (including the cost of fringe benefits) of employees who perform services chargeable directly to a client project;

•	Materials and equipment required by and acquired directly for a client project;

•	Supplies used on and consumed by the work performed on a client project;

•	The rental cost of equipment (e.g., cranes and backhoes) required by a client project;

•	The rental cost of “project offices” (real property used exclusively in the performance of a client contract the costs for which are reimbursed by the client);

•	Other costs, such as travel costs, incurred by employees directly for the benefit of a client project; and,

•	Depreciation and amortization expense on assets used in connection with providing the services required by client projects.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

Included in selling, general and administrative expenses are all of the overhead expenses incurred in connection with the general management of the business. Selling, general and administrative expenses, therefore, include:

•	The wages and salaries (including the cost of fringe benefits) of employees who perform functions such as selling as well as those involving the general management of the business;

•	The rental cost of equipment used in the Company’s sales efforts and the general management of the business;

•	Rent of real property;

•	Other costs, such as travel costs, incurred by the sales and general management functions; and

•	Depreciation and amortization expense on assets used in connection with sales and the general management of the business.

Accordingly, we will make the following accounting disclosure in our subsequent filings:

“Included in ‘Direct Costs of Contracts’ are all costs incurred in connection with and directly for the benefit of client contracts, including depreciation and amortization relating to assets used in connection with providing the services required by client projects.”

Note 7 – Pension Plans, page F-19 -

8. Please tell us how you considered ASC 715-20-50-4 in deciding to aggregate your disclosures about defined benefit plans outside the United States with those for the plans inside the United States.

RESPONSE:

In order to explain how we considered ASC 715-20-50-4, we need to briefly describe the various pension plans we sponsor.

As of the end of fiscal 2010, the Company sponsored a total of 11 separate defined benefit pension plans. Of the 11, only one existed in the United States. The Company became the sponsor of this U.S. plan in 1999 when it acquired Sverdrup Corporation. The other ten defined benefit pension plans are sponsored by our subsidiaries located in Europe.

Since the Company acquired the Sverdrup plan in 1999, it undertook a series of actions designed to freeze the Sverdrup pension plan. In 1999, the plan was closed to new participants and in 2006, service was frozen such that there were no further accruals of benefits under the plan.

As a result, at October 1, 2010 (the end of fiscal 2010), the Sverdrup pension plan accounted for only 13.7% of the Company’s total consolidated pension benefit obligation, which will likely decline in the future as employees of our European subsidiaries continue to accrue benefits under those active pension plans while benefits under the Sverdrup pension plan continue to be paid-out.

ASC 715-20-50-4 states that a U.S. reporting entity may combine disclosures about pension plans outside the U.S. with those for U.S. plans unless (i) the benefit obligations of the non-U.S. plans are significant relative to the entity’s total, consolidated benefit obligation, and (ii) the assumptions used in valuing the pension obligations of the non-U.S. plans differ significantly from the assumptions used in valuing the pension obligations of the entity’s U.S. plans.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

The language of ASC 715-20-50-4 presumes that the reporting entity has both U.S. and non-U.S pension plans. In our case, however, our only U.S. pension plan is effectively dormant. Accordingly, we concluded that applying the inverse of ASC 715-20-50-4 was reasonable (i.e., there is no need to disclose information about an entity’s U.S. plan separate from its non-U.S. plans unless the pension obligation of the U.S. plan was significant relative to the consolidated total).

In our case, the pension obligation of our only U.S. plan is not significant relative to the pension obligation of our non-U.S. plans. We also concluded that the relevant actuarial assumptions relating to the Sverdrup pension plan were not significantly different from those used for the non-U.S. plans. Therefore, we concluded that separating-out the disclosures of the Sverdrup pension plan from the ten other pension plans was not required.

We also believe that separating our pension disclosures between the U.S. plan and the non-U.S. plans (which would have the effect of highlighting the Sverdrup plan) could potentially misrepresent the business aspect of our pension plans by ascribing an inaccurate and undue level of significance to the dormant Sverdrup pension plan.

Note 11 – Contractual Guarantees, Litigation, Investigations

and Insurance, page F-27 -

9. While we understand that you do not agree with the Tribunal’s judgment in the SIVOM matter and have filed an appeal to the Administrative Court, we seek to better understand the facts and circumstances surrounding this litigation. In particular, we note that your suit against SIVOM was filed in 2002 and sought to recover approximately $49 million in damages. It appears that your disclosures regarding this matter have not changed substantively since it was initially reported in your Form 10-K for the year ended December 27, 2002. Prior to the third quarter of the fiscal 2010, your disclosures continued to indicate that you believed you would be successful in obtaining a favorable judgment and you also believed that the client’s counterclaim was without merit. In light of the significant impact this litigation had on your fiscal 2010 results of operations, please tell us the following:

•	Provide a comprehensive timeline explaining the facts and circumstance surrounding this litigation;

•	How you determined that the third quarter of fiscal 2010 was the first time you had sufficient information to determine that a loss was probable and could be reasonably estimated; and

•

Tell us how you believe you applied the provisions of ASC 450-20 to the disclosures in your fiscal 2009 Form 10-K despite neither providing any substantive updates about the status of the litigation nor disclosing a range of contingent losses when it appears likely that there was at least a reasonable possibility that a loss may have been incurred.

RESPONSE:

Our response to this comment is attached hereto as Appendix B. Because the SIVOM matter involves ongoing litigation, we are requesting confidential treatment of Appendix B.

FOIA Confidential Treatment Requested by

Jacobs Engineering Group Inc. Pursuant to

17 C.F.R. §200.83

10. If it is reasonably possible that a loss may have been incurred in connection with the MnDOT matter, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. If you believe you cannot provide a range of loss, please supplementally explain why you are unable to do so. Please also tell us the amounts the plaintiffs are seeking in damages. Refer to paragraphs 3 and 4 of ASC 450-20-50.

RESPONSE:

Our response to this comment is attached hereto as Appendix C. Because the MnDOT matter involves ongoing litigation, we are requesting confidential treatment of Appendix C.

* * * * *

We hope this response has addressed all of Staff’s comments. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ John W. Prosser, Jr.
John W. Prosser, Jr.
Executive Vice President
Finance and Administration

Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated January 14, 2011	17 C.F.R. §200.83
Appendix A – Response to Comment No. 5 – Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

October 1 2010
Cash Flows from Investing Activities:
Additions to property and equipment	(49,075)
Disposals of property and equipment	14,379
Change in long-term receivables	37,887
Purchases of investments	(106,733)
Other changes in investments	(1,759)
Acquisitions of businesses, net of cash acquired	(259,492)
Other changes in miscellaneous, non-current assets	(9,558)

Net cash used for investing activities	(374,351)

October 2, 2009
Cash Flows from Financing Activities:
Proceeds from long-term borrowings	2,030
Repayments of long-term borrowings	(47,993)
Net change in short-term borrowings	15,933
Proceeds from issuances of common stock	43,361
Excess tax benefits from stock based compensation	3,514
Change in pension commitments	(45,223)
Other	(10,625)

Net cash provided by (used for) financing activities	(39,003)

Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated January 14, 2011	17 C.F.R. §200.83
Appendix B – Response to Comment No. 9 - The SIVOM Matter

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided in response to

Comment 9.]

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Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated January 14, 2011	17 C.F.R. §200.83
Appendix B – Response to Comment No. 9 - The SIVOM Matter

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Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated January 14, 2011	17 C.F.R. §200.83
Appendix B – Response to Comment No. 9 - The SIVOM Matter

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Jacobs Engineering Group Inc.	FOIA Confidential Treatment Requested by
SEC File Number 1-7463	Jacobs Engineering Group Inc. Pursuant to
Response to Comment Letter Dated January 14, 2011	17 C.F.R. §200.83
Appendix C – Response to Comment No. 10 - The MnDOT Matter

[Pursuant to 17 C.F.R. 200.83, we hereby request confidential treatment of the information below provided in response to

Comment 10.]

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